March 5, 2007

MAR 0 7 2007
203
W.H., D.C.
SECTION

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

Attention Filer Support
The Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
Mail Stop 1-4
USA

07021621

SUPPL

Ladies and Gentlemen:

**SEC FILE NO. 82-34811**



Re: ChinaCast Communication Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of ChinaCast Communication Holdings Limited (the "Company"), SEC File No. 82-34811, the enclosed copy of document is submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding application for extension of time to announce the financial statements for the financial year ended December 31, 2006, dated March 1, 2007, published (in English language) on the SGX public website;

2. The Company's announcement regarding report of persons occupying management positions who are related to a director, chief executive officer or substantial shareholder of the company, dated February 26, 2007, published (in English language) on the SGX public website;

3. The Company's announcement regarding change in interest of Hughes Electronic Corporation (now known as The DIRECTV Group, Inc.), dated February 22, 2007, published (in English language) on the SGX public website;

Dee 3/8

4. The Company's announcements regarding notice of change in interest of DTV Network Systems, Inc., dated February 16, 2007, published (in English language) on the SGX public website;

5. The Company's announcement regarding notice of change in interest of Hughes Network Systems, LLC, dated February 15, 2007, published (in English language) on the SGX public website; and

6. The Company's announcements regarding notice of change in interest of ChinaCast Education Corporation (formerly known as Great Wall Acquisition Corporation), dated February 14, 2007, published (in English language) on the SGX public website.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: ChinaCast Communication Holdings Limited

41585/0001/17

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| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CHINACAST COMM HLDGS LTD |
| Company Registration No. | N.A. |
| Announcement submitted on behalf of | CHINACAST COMM HLDGS LTD |
| Announcement is submitted with respect to * | CHINACAST COMM HLDGS LTD |
| Announcement is submitted by * | ANTONIO SENA |
| Designation * | COMPANY SECRETARY / CHIEF FINANCIAL OFFICER |
| Date & Time of Broadcast | 01-Mar-2007 18:37:11 |
| Announcement No. | 00199 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | APPLICATION FOR EXTENSION OF TIME TO ANNOUNCE THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006 |
| Description | Please refer to the attached. |
| **Attachments:** | CCH_ExtensionToReleaseFY2006FullResults.pdf<br>Total size = **23K**<br>(2048K size limit recommended) |

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## CHINACAST COMMUNICATION HOLDINGS LIMITED

### APPLICATION FOR EXTENSION OF TIME TO ANNOUNCE THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2006

The board of ChinaCast Communication Holdings Limited ("**CCHL**") wishes to announce that:-

(1) under the Listing Manual, CCHL is required to announce the unaudited financial statements for the full financial year ended 31 December 2006 ("**Full Year 2006 Financial Statements**") no later than 60 days after the said financial year end i.e. by 1 March 2007;

(2) as CCHL is not in a position to announce the Full Year 2006 Financial Statements by 1 March 2007 for the reasons set out below, CCHL had made an application to the Singapore Exchange Securities Trading Limited ("**SGX-ST**") for an extension of time to announce the same; and

(3) SGX-ST has informed CCHL today that it has approved CCHL's request for an extension of time to announce the Full Year 2006 Financial Statements subject to :-

(a) a confirmation by CCHL that it is not aware of any information that will have a material bearing on investors' decision which has yet to be announced; and

(b) an announcement to be made by CCHL immediately pursuant to Listing Rule 107, explaining the reasons requiring an extension of time and stating that the full year results will be released latest by 31 March 2007.

The salient background facts are as follows:-

(i) CCHL was the subject of a takeover offer (the "**Offer**") by Great Wall Acquisition Corporation (now known as ChinaCast Education Corporation) ("**GWAC**") which now owns approximately 94% of the issued shares of CCHL;

(ii) GWAC is a Delaware corporation whose securities are quoted on the NASDAQ OTC Bulletin Board in the United States;

(iii) the Offer closed at 3.30 pm on 18 January 2007 with GWAC having received acceptances over approximately 80% of the issued CCHL shares;

(iv) CCHL shares have been suspended from trading on the SGX-ST since 9.00 am on 18 January 2007 as its public float had fallen below 10%;

(v) it was only on the night of 8 February 2007 that CCHL was able to ascertain that it had become a subsidiary of GWAC on 22 December 2006, and not in 2007 only, with the consequence that the financial statements of CCHL for the financial year ended 31 December 2006 will need to be consolidated by GWAC; and

(vi) GWAC had stated in its offer document issued in connection with the Offer for CCHL that it does not intend to preserve the listing status of CCHL and intends to exercise rights of compulsory acquisition that it may have in connection with the said offer.

The reason for CCHL requiring the extension is that if it were to release its financial statements by 1 March 2007, it is very likely that those financial statements will need to be adjusted after GWAC releases its financial statements. Such need for adjustment arises from CCHL's consolidation into GWAC. The release of financial statements on this basis is likely to create uncertainty and cause confusion to investors.

It is to be noted that:-

(i) CCHL has been reporting its financial statements prepared under International Financial Reporting Standards ("**IFRS**") and it intends to continue to prepare the Full Year 2006 Financial Statements based on IFRS;

(ii) GWAC needs to prepare its financial statements based on United States Generally Accepted Accounting Principles ("**US GAAP**") and it is required to release such financial statements to the United States Securities and Exchange Commission by 31 March 2007 in compliance with applicable United States listing rules;

(iii) as CCHL has become a subsidiary of GWAC, CCHL needs to be cognisant of the fact that its financial statements will need to be consolidated into GWAC's and, to that extent, there is a need for consistency of treatment in arriving at conclusions for the purposes of preparing the financial statements of both GWAC and CCHL;

(iv) if CCHL were to release its financial statements by 1 March 2007, the audit for GWAC would not have been finalised. There would therefore be a substantial number of matters that would not have been considered from a US GAAP point of view, which, if so considered, could well have required CCHL to take a different view or come to a different conclusion from that arrived at based only on IFRS considerations. As a result, it would very well be necessary for CCHL to subsequently adjust its announced financial information; and

(v) in light of the above, the release by CCHL of its financial statements by 1 March 2007 will lead to uncertainty and confusion among investors and any financial statements, if so released, will need to be accompanied by a statement to the effect that the released financial statements are subject to adjustment. This is clearly not in the interests of investors and CCHL since the extent to which reliance can be placed on those financial statements is questionable. It would be much more beneficial to investors if the financial results are released only after both US GAAP and IFRS considerations have been fully taken into account since this will provide certainty and clarity for users of the financial statements (which include investors, CCHL and GWAC) by obviating the need for any adjustment arising from the abovementioned circumstances.

CCHL confirms that it is not aware of any information that will have a material bearing on investors' decision which has yet to be announced.

In the light of the foregoing, CCHL will endeavour to work towards announcing the Full Year 2006 Financial Statements as soon as possible but no later than 31 March 2007.

By Order of the Board
CHINACAST COMMUNICATION HOLDINGS LIMITED

Yin Jianping
Chairman
1 March 2007

| Miscellaneous |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CHINACAST COMM HLDGS LTD |
| Company Registration No. | N.A. |
| Announcement submitted on behalf of | CHINACAST COMM HLDGS LTD |
| Announcement is submitted with respect to * | CHINACAST COMM HLDGS LTD |
| Announcement is submitted by * | ANTONIO SENA |
| Designation * | CHIEF FINANCIAL OFFICER / COMPANY SECRETARY |
| Date & Time of Broadcast | 26-Feb-2007 17:29:00 |
| Announcement No. | 00102 |

| >> Announcement Details |
|---|
| The details of the announcement start here ... |

| | |
|---|---|
| Announcement Title * | REPORT OF PERSONS OCCUPYING MANAGERIAL POSITIONS WHO ARE RELATED TO A DIRECTOR, CHIEF EXECUTIVE OFFICER OR SUBSTANTIAL SHAREHOLDER OF THE COMPANY |
| Description | Pursuant to Rule 704(11) of the SGX-ST Listing Manual, ChinaCast Communication Holdings Limited (the "Company") wishes to announce that there is no managerial position in the Company or any of its principal subsidiaries occupied by a person who is a relative of a director, chief executive officer or substantial shareholder of the Company. |
| **Attachments:** | Total size = **0**<br>(2048K size limit recommended) |

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**Notice of Cessation Of Substantial Shareholding ***

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CHINACAST COMM HLDGS LTD |
| Company Registration No. | N.A. |
| Announcement submitted on behalf of | CHINACAST COMM HLDGS LTD |
| Announcement is submitted with respect to * | CHINACAST COMM HLDGS LTD |
| Announcement is submitted by * | ANTONIO SENA |
| Designation * | COMPANY SECRETARY / CHIEF FINANCIAL OFFICER |
| Date & Time of Broadcast | 22-Feb-2007 11:50:15 |
| Announcement No. | 00011 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 15-02-2007 |
| 2. | Name of Substantial Shareholder * | Hughes Electronic Corporation (now known as The DIRECTV Group, Inc.) |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |

| | |
|---|---|
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of Deemed Interest | 09-02-2007 |
| 2. | The change in the percentage level | From 13.46 % To 0 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | Exchange of securities. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in the percentage level is the result of a transaction. |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 62,966,736 |
| As a percentage of issued share capital | 0 % | 13.46 % |
| No. of shares held after the change | 0 | 0 |
| As a percentage of issued share capital | 0 % | 0 % |

Footnotes

**Attachments:** Total size = **0**
(2048K size limit recommended)

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Print this page

**Notice of Cessation Of Substantial Shareholding ***

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CHINACAST COMM HLDGS LTD |
| Company Registration No. | N.A. |
| Announcement submitted on behalf of | CHINACAST COMM HLDGS LTD |
| Announcement is submitted with respect to * | CHINACAST COMM HLDGS LTD |
| Announcement is submitted by * | ANTONIO SENA |
| Designation * | COMPANY SECRETARY / CHIEF FINANCIAL OFFICER |
| Date & Time of Broadcast | 16-Feb-2007 09:49:43 |
| Announcement No. | 00013 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 15-02-2007 |
| 2. | Name of Substantial Shareholder * | DTV Network Systems, Inc. |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |

| | |
|---|---|
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of Deemed Interest | 09-02-2007 |
| 2. | The change in the percentage level | From 13.46 % To 0 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | Exchange of securities. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in the percentage level is the result of a transaction. |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 0 | 62,966,736 |
| As a percentage of issued share capital | 0 % | 13.46 % |
| No. of shares held after the change | 0 | 0 |
| As a percentage of issued share capital | 0 % | 0 % |

Footnotes

**Attachments:** Total size = **0**
(2048K size limit recommended)

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| Notice of Cessation Of Substantial Shareholding * |
|---|
| * Asterisks denote mandatory information |

| | |
|---|---|
| Name of Announcer * | CHINACAST COMM HLDGS LTD |
| Company Registration No. | N.A. |
| Announcement submitted on behalf of | CHINACAST COMM HLDGS LTD |
| Announcement is submitted with respect to * | CHINACAST COMM HLDGS LTD |
| Announcement is submitted by * | ANTONIO SENA |
| Designation * | COMPANY SECRETARY / CHIEF FINANCIAL OFFICER |
| Date & Time of Broadcast | 15-Feb-2007 16:38:43 |
| Announcement No. | 00057 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 09-02-2007 |
| 2. | Name of Substantial Shareholder * | Hughes Network Systems, LLC ("HNS") |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share paid or received | |

| | |
|---|---|
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 09-02-2007 |
| 2. | The change in the percentage level | From 13.46 % To 0 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | Share Exchange Agreement between HNS and the acquirer of the listed company where HNS received shares of the acquirer in exchange for its shares of the listed company. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in the percentage level is the result of a transaction. |

**>> PART IV**

1. Holdings of Substantial Shareholder , including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 62,966,736 | 0 |
| As a percentage of issued share capital | 13.46 % | 0 % |
| No. of shares held after the change | 0 | 0 |
| As a percentage of issued share capital | 0 % | 0 % |

Footnotes

**Attachments:** Total size = **0**
(2048K size limit recommended)

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**Notice of a Substantial Shareholder's Interest** *

* Asterisks denote mandatory information

| | |
|---|---|
| Name of Announcer * | CHINACAST COMM HLDGS LTD |
| Company Registration No. | N.A. |
| Announcement submitted on behalf of | CHINACAST COMM HLDGS LTD |
| Announcement is submitted with respect to * | CHINACAST COMM HLDGS LTD |
| Announcement is submitted by * | ANTONIO SENA |
| Designation * | CHIEF FINANCIAL OFFICER / COMPANY SECRETARY |
| Date & Time of Broadcast | 14-Feb-2007 16:11:59 |
| Announcement No. | 00044 |

**>> Announcement Details**

The details of the announcement start here ...

**>> PART I [Please complete this part]**

| | | |
|---|---|---|
| 1. | Date of notice to issuer * | 13-02-2007 |
| 2. | Name of Substantial Shareholder * | ChinaCast Education Corporation ("CEC") (formerly known as Great Wall Acquisition Corporation) |

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

**>> PART II**

| | | |
|---|---|---|
| 1. | Date of change of [Select Option] | |
| 2. | Name of Registered Holder | |
| 3. | Circumstance(s) giving rise to the interest or change in interest | [Select Option] |
| | # Please specify details | |

4. Information relating to shares held in the name of the Registered Holder

| | |
|---|---|
| No. of [Select Option] held before the change | |
| As a percentage of issued share capital | % |
| No. of N.A. which are subject of this notice | |
| As a percentage of issued share capital | % |
| Amount of consideration (excluding brokerage and stamp duties) per share | |

| | |
|---|---|
| paid or received | |
| No. of N.A. held after the change | |
| As a percentage of issued share capital | % |

**>> PART III**

| | | |
|---|---|---|
| 1. | Date of change of Interest | 09-02-2007 |
| 2. | The change in the percentage level | From 80.05 % To 93.73 % |
| 3. | Circumstance(s) giving rise to the interest or change in interest | # Others |
| | # Please specify details | Change in interest on 18 January 2007 from 80.05% to 80.27% pursuant to receipt of acceptances tendered in acceptance of the voluntary offer by CEC to acquire all the issued ordinary shares of US$0.08 each in the capital of the Company.<br><br>On 9 February 2007, CEC agreed to acquire 62,966,736 ordinary shares of the Company pursuant to a share exchange agreement dated 9 February 2007 made between CEC and Hughes Network Systems, LLC, resulting in a change in interest from 80.27% to 93.73%. |
| 4. | A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | The change in the percenage level is the results of a series of transactions. |

**>> PART IV**

1. Holdings of Substantial Shareholder, including direct and deemed interest :

| | Direct | Deemed |
|---|---|---|
| No. of shares held before the change | 374,593,604 | 0 |
| As a percentage of issued share capital | 80.05 % | 0 % |
| No. of shares held after the change | 438,587,340 | 0 |
| As a percentage of issued share capital | 93.73 % | 0 % |

| | |
|---|---|
| Footnotes | |
| **Attachments:** | Total size = **0**<br>(2048K size limit recommended) |

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